# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMTECH TELECOMMUNICATIONS CORP /DE/, CIK 0000023197
CUSIP: 205826209
Title of class of securities: Common stock, par value $0.10 per share
Address of issuer's principal executive offices: 305 N 54TH STREET, CHANDLER, Arizona (AZ), 85226
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0000902664-24-000532
Filed by CIK 0002005699
Persons authorized to receive notices and communications: Mark R. Quinlan, c/o White Hat Capital Partners LP, 520 Madison Avenue, 33rd Floor, New York, New York (NY), 10022, (212) 257-5940; Ele Klein & Clara Zylberg, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, (212) 756-2000

## Reporting persons
- White Hat Strategic Partners LP (CIK 0001704697): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,644,870; sole dispositive power 0; shared dispositive power 3,644,870; aggregate amount beneficially owned 3,644,870 (9.99% of the class)
  Comment: Includes 3,397,231 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock (as defined in Item 4). The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker (as defined in Item 4 below) and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement (as defined and as described in Item 4).
- White Hat SP GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 3,644,870; sole dispositive power 0; shared dispositive power 3,644,870; aggregate amount beneficially owned 3,644,870 (9.99% of the class)
  Comment: Includes 3,397,231 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- White Hat Strategic Partners II LP (CIK 0001929421): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 980,711; sole dispositive power 0; shared dispositive power 980,711; aggregate amount beneficially owned 980,711 (3.24% of the class)
  Comment: Includes 880,711 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of the shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker. The number of shares of Common Stock in rows (8), (10) and (11) and the percentage set forth in row (13) reflect the conversion in full of the Series B-3 Convertible Preferred Stock reported on this cover page, however, the ability to convert such Series B-3 Convertible Preferred Stock at any given time is subject to the Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate. In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- White Hat SP GP II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 980,711; sole dispositive power 0; shared dispositive power 980,711; aggregate amount beneficially owned 980,711 (3.24% of the class)
  Comment: Includes 880,711 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of the shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker. The number of shares of Common Stock in rows (8), (10) and (11) and the percentage set forth in row (13) reflect the conversion in full of the Series B-3 Convertible Preferred Stock reported on this cover page, however, the ability to convert such Series B-3 Convertible Preferred Stock at any given time is subject to the Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate. In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- White Hat Capital Partners LP (CIK 0002005699): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 4,625,581; sole dispositive power 0; shared dispositive power 4,625,581; aggregate amount beneficially owned 4,625,581 (9.99% of the class)
  Comment: Includes 4,277,942 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- David J. Chanley (CIK 0002004735): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 4,625,581; sole dispositive power 0; shared dispositive power 4,625,581; aggregate amount beneficially owned 4,625,581 (9.99% of the class)
  Comment: Includes 4,277,942 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- Mark R. Quinlan (CIK 0001889157): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 54,655; shared voting power 4,625,581; sole dispositive power 54,655; shared dispositive power 4,625,581; aggregate amount beneficially owned 4,680,236 (9.99% of the class)
  Comment: Includes 4,277,942 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock and 54,655 shares of Common Stock underlying restricted stock units (see Item 6 of the Schedule 13D). The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.10 per share
Name of issuer: COMTECH TELECOMMUNICATIONS CORP /DE/
Address of issuer's principal executive offices: 305 N 54TH STREET, CHANDLER, Arizona (AZ), 85226
Comment: The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on January 24, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed by the undersigned with the Securities and Exchange Commission on June 18, 2024 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D filed by the undersigned with the Securities and Exchange Commission on October 18, 2024 (the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the "Schedule 13D"). This Amendment No. 3 supplements Items 3, 4, 6 and 7 and amends and restates Item 5(a)-(c) as set forth below. Unless specified otherwise, capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: WHSP acquired (i) 24,552.46 shares of Series B-3 Convertible Preferred Stock (as defined in Item 4) reported herein by surrendering to the Issuer 24,552.46 shares of Series B-2 Convertible Preferred Stock for cancellation and (ii) 23.70 shares of Series B-3 Convertible Preferred Stock as March 2025 Additional Shares (as defined and described in the Subscription and Exchange Agreement). WHSP II acquired (i) 6,365.08 shares of Series B-3 Convertible Preferred Stock reported herein by surrendering to the Issuer 6,365.08 shares of Series B-2 Convertible Preferred Stock for cancellation and (ii) 6.14 shares of Series B-3 Convertible Preferred Stock as March 2025 Additional Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Subscription and Exchange Agreement

On March 3, 2025, the White Hat Funds entered into a Subscription and Exchange Agreement (the "Subscription and Exchange Agreement") with the Issuer and the other investors listed on the signature pages attached thereto (each of the White Hat Funds and such other parties, an "Investor" and collectively, the "Investors") pursuant to which the parties agreed to change certain terms of the Series B-2 Convertible Preferred Stock. The changes provide (x) the holders of Series B-3 Preferred Stock (as defined below) with a board observer right and (y) the Investors with certain information access rights. To effect the changes described above, (i) WHSP exchanged 24,552.46 shares of Series B-2 Convertible Preferred Stock for 24,552.46 shares of the Issuer's newly issued Series B-3 Convertible Preferred Stock, par value $0.10 per share, with an initial liquidation preference of $1,104.48 per share (the per share liquidation preference of the Series B-2 Convertible Preferred Stock as of March 2, 2025) (the "Series B-3 Convertible Preferred Stock"), (ii) WHSP II exchanged 6,365.08 shares of Series B-2 Convertible Preferred Stock for 6,365.08 shares of Series B-3 Convertible Preferred Stock, (iii) WHSP acquired 23.70 shares of Series B-3 Convertible Preferred Stock as March 2025 Additional Shares and (iv) WHSP II acquired 6.14 shares of Series B-3 Convertible Preferred Stock as March 2025 Additional Shares. The transactions contemplated by the Subscription and Exchange Agreement closed on March 3, 2025 (the "Closing Date"). An employee of the Investment Manager serves as observer on the Board pursuant to clause (x) above.

In connection with the closing of the transactions contemplated by the Subscription and Exchange Agreement, the White Hat Funds also entered into a Voting Agreement with the Issuer (the "Voting Agreement"), substantially consistent with the existing voting agreement between the parties, pursuant to which the White Hat Funds agreed, subject to the qualifications and exceptions set forth in the Voting Agreement, to vote their shares of Series B-3 Convertible Preferred Stock or shares issued upon conversion of the Series B-3 Convertible Preferred Stock that exceed 3.4999% of the Issuer's outstanding voting power as of January 22, 2024 in the same proportion as the vote of all holders (excluding the Investors) of the Series B-3 Convertible Preferred Stock or Common Stock, as applicable. The prior voting agreement dated as of October 17, 2024 by and among the White Hat Funds and the Issuer was terminated and is of no further force or effect in its entirety.

Also, in connection with the closing of the transaction contemplated by the Subscription and Exchange Agreement, the White Hat Funds entered into a Registration Rights Agreement (the "Registration Rights Agreement"), substantially consistent with the existing registration rights agreement between the parties, with the Issuer and the other Investors, pursuant to which the Issuer granted the Investors certain customary registration rights with respect to the shares of Common Stock issued and issuable upon conversion of the Series B-3 Convertible Preferred Stock and upon exercise of the Warrants issued in substitution for the Series B-3 Convertible Preferred Stock in certain circumstances (described below).

Except for the changes described above, the powers, preferences and rights of the Series B-3 Convertible Preferred Stock are substantially the same as those of the Series B-2 Convertible Preferred Stock, including, without limitation, that the shares of Series B-3 Convertible Preferred Stock are convertible, subject to the Blocker, into shares of Common Stock at a conversion price of $7.99 per share of Common Stock (the same as the conversion price of the Series B-2 Convertible Preferred Stock, and subject to the same adjustments).

Like the Series B-2 Convertible Preferred Stock, the Series B-3 Convertible Preferred Stock will provide for repurchase of the Series B-3 Convertible Preferred Stock at the Issuer's option or the holders' options upon the occurrence of specified asset sales. Upon the occurrence of such repurchases by an Investor or the Issuer, the Issuer will issue to each Investor whose shares of Series B-3 Convertible Preferred Stock were repurchased a warrant to purchase Common Stock (a "Warrant"). A Warrant will represent the right to acquire Common Stock, as further described in the Subscription and Exchange Agreement, for a term of five years and six months from the issuance of such Warrant, in the amount of (x) the aggregate Liquidation Preference of shares of Series B-3 Convertible Preferred Stock purchased by the Issuer divided by (y) the conversion price as of such Optional Repurchase Date (as defined in the Certificate of Designations of the Series B-3 Convertible Preferred Stock (the "Series B-3 Certificate of Designations")) or the Optional Call Date (as defined in the Subscription and Exchange Agreement), subject to adjustments set forth in the Warrant, and with an initial exercise price equal to the conversion price as of such Optional Repurchase Date or the Optional Call Date, as applicable, in each case, subject to adjustments substantially similar to the Series B-3 Convertible Preferred Stock.

The foregoing descriptions of the Subscription and Exchange Agreement, Series B-3 Certificate of Designations, Warrant, Voting Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entireties by reference to the full texts of the Subscription and Exchange Agreement, Series B-3 Certificate of Designations, Form of Warrant, Voting Agreement and Registration Rights Agreement. For further information regarding the Subscription and Exchange Agreement, Series B-3 Certificate of Designations, Warrant, Voting Agreement and Registration Rights Agreement reference is made to the texts of the Subscription and Exchange Agreement, Series B-3 Certificate of Designations, Form of Warrant, Form of Voting Agreement and Registration Rights Agreement, which have been filed as Exhibit 99.13 hereto, Exhibit 3.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on March 4, 2025, Exhibit 99.14, Exhibit 99.15 and Exhibit 99.16 hereto, respectively, and incorporated by reference herein.

Waiver and Amendment No. 1 to the Subordinated Credit Agreement

On March 3, 2025, the Issuer entered into the Waiver and Amendment No. 1 ("Amendment No. 1") with the guarantors party thereto, the lenders party thereto and U.S. Bank Trust Company, National Association, as agent (the "Subordinated Agent"), which amends the Subordinated Credit Agreement (the "Amended Subordinated Credit Agreement").

Amendment No. 1 (x) waives defaults or events of default under the Subordinated Credit Agreement, including in connection with the Issuer's Net Leverage Ratio and Fixed Charge Coverage Ratio covenants for the second quarter of fiscal 2025 and (y) amends the Subordinated Credit Agreement to, amongst other things, (i) provide for the incurrence of a $40.0 million incremental facility (as described in further detail below) and (ii) the fixed charge coverage ratio and the net leverage ratio covenants in the Existing Credit Agreement (as defined in the Series B-3 Certificate of Designations) and the Amended Subordinated Credit Agreement such that the next test will be for the quarter ending on October 31, 2025.

Amendment No. 1 provides for an incremental subordinated unsecured term loan facility in the aggregate principal amount of $40.0 million (the "Incremental Subordinated Credit Facility"). The Incremental Subordinated Credit Facility is subject to a Make-Whole Amount with respect to certain repayments or prepayments. The Make-Whole Amount is an amount equal to (i) from the closing date of the Incremental Subordinated Credit Facility (the "Incremental Closing Date") through (but not including) the date that is 9 months thereafter, $40.0 million multiplied by 33.0%, (ii) from the date that is 9 months after the Incremental Closing Date through (but not including) the date that is the second anniversary of the closing date, $40.0 million multiplied by 50.0%, (iii) from the second anniversary of the Incremental Closing Date and thereafter, $40.0 million multiplied by 75.0% plus, in the case of clause (iii), interest accrued on $40.0 million at the Make-Whole Interest Rate starting on the second anniversary of the Incremental Closing Date and calculated as of any such date of determination. The Make-Whole Interest Rate is a rate equal to 16.0% per annum, which is increased by 2.0% per annum upon the occurrence and during the continuation of an event of default under the Amended Subordinated Credit Agreement.

The Incremental Subordinated Credit Facility has the same terms and is generally subject to the same conditions applicable to the existing subordinated term loans under the Amended Subordinated Credit Agreement. The other material terms of the Amended Subordinated Credit Agreement remain unchanged.

Capitalized terms used, but not defined, in this section under the heading "Waiver and Amendment No. 1 to Subordinated Credit Agreement" have the meanings set forth in the Existing Credit Agreement, the Amended Subordinated Credit Agreement or Amendment No. 1, as applicable.

The foregoing description of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 1. For further information regarding Amendment No. 1 reference is made to the text of Amendment No. 1, which has been filed as Exhibit 99.16 hereto, and incorporated by reference herein.

On November 26, 2024, Mr. Quinlan, a Reporting Person, resigned from his position of Chairman of the Board, effective as of November 26, 2024. Mr. Quinlan continues to serve as a director on the Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person, which includes accumulated dividends through March 2, 2025. The percentages used in this Schedule 13D are calculated based upon an aggregate of 29,347,714 shares of Common Stock outstanding as of February 27, 2025, as disclosed in Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the SEC on March 4, 2025, and assumes the issuance of the shares of Common Stock underlying the restricted stock units held by Mr. Quinlan and the conversion of the shares of Series B-3 Convertible Preferred Stock held by the White Hat Funds, subject to the Blocker.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which includes accumulated dividends through March 2, 2025.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by each Reporting Person during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 of this Amendment No. 3 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.13 - Subscription and Exchange Agreement, dated as of March 3, 2025 (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the SEC on March 4, 2025).

Exhibit 99.14 - Form of Warrant (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the SEC on March 4, 2025).

Exhibit 99.15 - Form of Voting Agreement (incorporated by reference to Exhibit 10.4 of the Issuer's Current Report on Form 8-K filed with the SEC on March 4, 2025).

Exhibit 99.16 - Registration Rights Agreement, dated as of March 3, 2025 (incorporated by reference to Exhibit 10.5 of the Issuer's Current Report on Form 8-K filed with the SEC on March 4, 2025).

Exhibit 99.17 - Waiver and Amendment No. 1 to Subordinated Credit Agreement, dated as of March 3, 2025, by and among Comtech Telecommunications Corp., as borrower, the guarantors named therein, the lenders named therein, and U.S. Bank Trust Company, National Association, as agent (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on March 4, 2025).

## Signatures
- White Hat Strategic Partners LP: By: White Hat SP GP LLC, as General Partner, /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (03/04/2025)
- White Hat SP GP LLC: s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (03/04/2025)
- White Hat Strategic Partners II LP: By: White Hat SP GP II LLC, as General Partner, /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (03/04/2025)
- White Hat SP GP II LLC: /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (03/04/2025)
- White Hat Capital Partners LP: By: White Hat Capital Partners GP LLC, as General Partner, /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (03/04/2025)
- David J. Chanley: /s/ David J. Chanley, David J. Chanley, Individually (03/04/2025)
- Mark R. Quinlan: /s/ Mark R. Quinlan, Mark R. Quinlan, Individually (03/04/2025)